News Release                                              [GRAPHIC OMITTED]

Investor and Media Contacts:
Ellen M. Martin
Kureczka/Martin Associates
Investor Relations
Tel: (510) 832-2044

Deb McManus, APR
Media
(510) 204-7240

            XOMA ANNOUNCES RESTRUCTURING OF RAPTIVA(R) COLLABORATION
                                   AGREEMENT
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            -- RAPTIVA(R) BECOMES IMMEDIATELY PROFITABLE FOR XOMA --

BERKELEY, CA - January 12, 2005 - XOMA Ltd. (NASDAQ: XOMA) today announced the restructuring of its collaboration agreement with Genentech, Inc. (NYSE: DNA) related to RAPTIVA(R) (efalizumab), an approved biologic treatment for chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Key financial elements of the new, restructured agreement include:

     o The current cost and profit sharing arrangement in the United States will be modified. XOMA will earn a mid-single digit royalty on worldwide sales of RAPTIVA(R) with an additional royalty rate on sales in the United States in excess of a specified level. The original agreement provided XOMA with the option of electing a royalty-only participation in RAPTIVA(R) results, with a higher worldwide royalty rate structure, but required immediate repayment of the development loan.

     o In return, Genentech agreed to discharge XOMA's obligation to pay the $40 million balance on the development loan plus accrued interest and to allow repayment of XOMA's fourth quarter share of RAPTIVA(R) operating losses by offsetting them against future royalties payable by Genentech.

     o By selecting the royalty option, XOMA will no longer be responsible for funding any development or sales and marketing activities or have the right to co-promote RAPTIVA(R).

This revised agreement is effective as of January 1, 2005, and as a result, RAPTIVA(R) will become immediately profitable for XOMA, beginning in the first quarter of 2005. No further financial details on the restructuring were disclosed.

"Our goal over the next three years is to make XOMA profitable while continuing to strengthen and deepen our product pipeline," said John L. Castello, chairman, president and chief executive officer of XOMA. "This is a challenging goal, but the restructuring of our agreement with Genentech is a critical


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first step. We're enthusiastic about RAPTIVA(R) and our continuing excellent relationship with Genentech."

"Besides strengthening our balance sheet by eliminating the $40 million loan payable, this restructuring moves XOMA to a royalty participation on RAPTIVA(R), providing us with positive cash flow from the product sooner than we would have experienced under the previous profit sharing agreement" said Peter B. Davis, chief financial officer of XOMA. "By working closely and collaboratively with Genentech, we've been able to restructure the agreement in a mutually satisfactory way."

About XOMA

XOMA is a biopharmaceutical company focused on the development and commercialization of antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA's proprietary and collaborative product development programs include: RAPTIVA(R) for moderate to severe plaque psoriasis (marketed) and other indications in collaboration with Genentech, Inc.; MLN 2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I); CHIR-12.12, an anti-CD40 antibody for treating B-cell tumors and additional product candidates in connection with an antibody oncology collaboration with Chiron Corporation (preclinical); a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical); and anti-gastrin antibody product candidates in conjunction with the antibody collaboration for the treatment of gastrointestinal cancers with Aphton Corporation (preclinical). Licensing agreements include: ING-1, XOMA's proprietary, anti-tumor monoclonal antibody for the treatment of various adenocarcinomas in conjunction with a licensing arrangement with Triton BioSystems, Inc.; and XOMA's bactericidal/permeability-increasing protein (BPI), including NEUPREX for product commercialization in conjunction with an exclusive licensing agreement with Zephyr Sciences, Inc. For more information about XOMA's product pipeline and antibody product development capabilities and technologies, please visit XOMA's website at http://www.xoma.com/.


Certain statements contained herein concerning the Company's potential for profitability and future sales and development of RAPTIVA(R), or that otherwise relate to future periods, are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.


Among other things, the Company's ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA(R), the Company's ability to effectively anticipate and manage its expenditures and the availability of capital market and other financing, and the sales efforts for RAPTIVA(R) may not be successful if Genentech or its partner, Serono SA, fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if important remaining regulatory approvals are not obtained. These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, the ability of collaborators and other partners to meet their

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obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, availability of additional licensing or collaboration opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA's status as a Bermuda company, are described in more detail in the Company's most recent annual report on Form 10-K and in other SEC filings.

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